Exhibit 17.1 HERON HILL CORPORATION P.O. BOX 8208 SHAWNEE MISSION, KANSAS 86208-0208 (913) 432-1500

BRADFORD M. JOHNSON
PRESIDENT
January 22, 2007

Mr. Michael R. Stanford
Chief Executive Officer
First State Bancorporation
PO Box 3686
Albuquerque, NM 87190

Dear Mike:

This is to confirm our telephone conversation that I'm resigning from the board of directors of
First State effective immediately.

At this point in my life, I'm looking to do less business-oriented traveling and, therefore, I don't think that I could in the future be effective as a director.

I've thoroughly enjoyed working with you, Pat, and everyone else over these past 13--!
years. Thanks for giving me the opportunity to be a small part of a great team with a record of great accomplishment.
Sincerely, /s/ Brad Bradford M. Johnson